02018776

AB 3/13/02

Uf 3-21-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

RECEIVED MAR 07 2002

SEC FILE NUMBER
~~8-043981~~ 8-50509

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Shay Financial Services, Inc.

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8500 Freeport Parkway South
(No. and Street)

Irving	Texas	75063
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert T. Podraza (305)-507-1536
(Are Code – Telephone No.)

B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 South Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VA 3-22-02

0-0234799

OATH OR AFFIRMATION

I, Robert T. Podraza, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Shay Financial Services, Inc., as of December 31, 2001, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Robert T. Podraza
Vice President

Notary Public

OFFICIAL SEAL
LINDA M DARLING
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/30/02

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Independent Auditors' Supplementary Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

0110-0234799

Report of Independent Auditors

The Director and the Stockholder
Shay Financial Services, Inc.

We have audited the accompanying statement of financial condition of Shay Financial Services, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shay Financial Services, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Chicago, Illinois
February 8, 2002

Shay Financial Services, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$ 1,287,459
Securities owned ($593,000 pledged as collateral)	5,114,638
Investments	1,281,870
Receivables:	
Customers, brokers, and dealers	1,215,598
Interest-only strips	484,878
Interest	549,901
Mutual fund distribution fees	379,239
Securities purchased under agreements to resell	28,472,909
Total assets	$38,786,492
Liabilities and stockholder's equity	
Short-term bank borrowings	$ 100,000
Payables:	
Affiliate	2,547,632
Customers, brokers, and dealers	656,077
Interest	11,284
Securities sold under agreements to repurchase	28,471,499
Total liabilities	31,786,492
Stockholder's equity:	
Common stock, $1 par value; 7,500 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	6,999,000
Total stockholder's equity	7,000,000
Total liabilities and stockholder's equity	$38,786,492

See accompanying notes.

Shay Financial Services, Inc.

Statement of Operations

Year ended December 31, 2001

Revenues	
Principal transactions	$12,586,350
Mutual fund distribution fees	4,622,211
Income from certificates of deposit transactions	4,037,373
Interest	522,540
Gains on investments	220,479
Other	668,115
	22,657,068
Less: Waiver of mutual fund distribution fees	1,671,375
	20,985,693
Expenses	
Management fees to Shay Investment Services, Inc.	20,344,914
Interest	329,439
Clearing fees	289,262
Other	22,078
	20,985,693
Net income	$ -

See accompanying notes.

Shay Financial Services, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2001	$1,000	$6,999,000	$ –	$7,000,000
Net income	-	-	–	-
Balance at December 31, 2001	$1,000	$6,999,000	$ –	$7,000,000

See accompanying notes.

Shay Financial Services, Inc.

Statement of Cash Flows

Year ended December 31, 2001

Operating activities	
Net income	$ –
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Securities owned	(136,725)
Receivables:	
Customers, brokers, and dealers	(519,589)
Interest-only strips	(75,716)
Interest	(167,561)
Mutual fund distribution fees	(255,538)
Securities purchased under agreements to resell	45,871,445
Investments	(1,091,120)
Payables:	
Affiliate	4,192,754
Customers, brokers, and dealers	312,939
Interest	(17,872)
Securities sold under agreements to repurchase	(45,869,897)
Net cash provided by operating activities	2,243,120
Financing activities	
Repayments of short-term bank borrowings, net	(2,377,000)
Net cash used in financing activities	(2,377,000)
Decrease in cash and cash equivalents	(133,880)
Cash and cash equivalents at beginning of year	1,421,339
Cash and cash equivalents at end of year	$ 1,287,459
Supplemental cash flow disclosure	
Interest paid	$ 347,311

See accompanying notes.

1. Organization and Nature of Business

Shay Financial Services, Inc. (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of Shay Investment Services, Inc. (SISI). The Company acts as intermediary between customers and other financial institutions in the purchase and sale of various fixed-income investments and conducts proprietary transactions in equity securities, U.S. government and government agency securities, and certificates of deposit. The Company is also the distributor of various registered investment companies managed and advised by an affiliate.

2. Significant Accounting Policies

Cash equivalents consist of amounts invested in a money market mutual fund.

Securities transactions are recorded on the trade-date basis. Securities owned consist of certificates of deposit (CDs). CDs are carried at cost, plus accrued interest, which approximates market value.

Investments consist of equity securities, which are valued at market value based on market quotations. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Unrealized gains and losses are reflected in gains on investments in the statement of operations.

The Company purchases CDs from financial institutions and sells these CDs in smaller amounts to its customers, generally bearing an interest rate lower than the originally purchased CD. The Company recognizes revenue from the sale of CDs at the time of sale based on the interest rate spread. The receivable and the related revenue resulting from the sale of CDs are recorded at the present value of the net future cash flows and are reported as interest-only strips in the accompanying statement of financial condition. Net future cash flows in excess of the carrying amount of interest-only strips are recognized as income over the remaining life of the CD based on the level-yield method.

Receivables from and payables to customers, brokers, and dealers principally represent the contract price of securities to be delivered or received by the Company. Should the counterparty be unable to fulfill its contractual obligations, the Company may be required to purchase or sell the securities at prevailing market prices. The value of such securities at December 31, 2001, approximates the amounts receivable or payable.

Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as financing transactions and are recorded at the amounts at which the securities subsequently will be resold or reacquired, as specified in the respective agreements, including accrued interest.

2. Significant Accounting Policies (continued)

Counterparties consist of a limited number of broker-dealers and savings banks. It is the Company's policy to obtain possession or control of securities purchased under agreements to resell at the time the transaction is entered. The market value of the underlying assets is monitored, and additional cash or other collateral is obtained, as necessary.

Operations of the Company are conducted in facilities and by personnel shared with SISI and certain of its affiliates. The Company pays a management fee, equal to net income before management fees, to SISI in lieu of occupancy, salary, brokerage, and other administrative expenses.

The Company is organized as a Subchapter S Corporation. The Company passes through its net income or loss to its stockholder, and accordingly, is not subject to federal income taxes.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

3. Recently Issued Accounting Pronouncements

In September 2001, the Financial Accounting Standards Board (FASB) issued FAS 140, *Accounting for Transfers and Servicing Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement 125.* FAS 140 revises FAS 125 by requiring separate presentation in the statement of financial condition of assets pledged as collateral. FAS 140 further revises and clarifies rules regarding recognition and measurement of security transactions pledged as collateral, as well as disclosures regarding security transactions. The full adoption of this accounting standard in 2001 did not have a material effect on the Company's financial statements.

4. Mutual Fund Distribution Fees

The Company's distribution agreement with Asset Management Fund, Inc. provides that the Company receives 12b-1 payments based upon a percentage of each portfolio's average daily net assets. The Company voluntarily waived a portion of these fees for the year ended December 31, 2001.

5. Royalty/Marketing Agreements

The Company, SISI, and its affiliates, Shay Assets Management, Inc., and First Financial Trust Company (collectively, Shay), have a royalty agreement with America's Community Bankers (ACB), a trade association for financial institutions. The agreement permits Shay to use ACB's name and logo in connection with the sale and marketing of its broker-dealer, asset management, and investment advisory products and services to members of ACB. The agreement states that Shay shall pay ACB a fee based on net revenues generated from ACB members, as defined.

In addition, Shay has a marketing agreement with ACB Development Services, Inc. (Services), an affiliate of ACB. The agreement requires that Services provide Shay with certain marketing resources in order to assist Shay with the promotion and marketing of its broker-dealer, asset management, and investment advisory products and services to members of ACB.

Expenses incurred relating to these agreements were recorded in the financial statements of SISI.

6. Short-Term Bank Borrowings

The Company has a $10,000,000 line of credit with Chase Manhattan Bank. Amounts drawn on the line bear interest at the Federal Funds rate, plus 1/2% (2.25% at December 31, 2001). There is no commitment fee on the unused portion of the facility. At December 31, 2001, the line of credit was collateralized by $593,000 of CDs owned by the Company.

7. Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned, investments, securities purchased under agreements to resell, and certain receivables are carried at fair value or at contracted amounts which approximate fair value. Similarly, liabilities including securities sold under agreements to repurchase, short-term bank borrowings, and certain payables are carried at fair value or contracted amounts approximating fair value.

7. Financial Instruments (continued)

In the normal course of business, the Company enters into forward transactions involving mortgage-backed securities in order to meet the financing and hedging needs of its customers. Forward transactions are valued at market, and the resulting unrealized gains and losses are reflected in principal transactions in the statement of operations. The Company's exposure to changes in market prices or interest rates is managed by simultaneously entering into offsetting positions in identical instruments. Forward transactions provide for the delivery or receipt of securities at a specified future date at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their commitments and from changes in securities values and interest rates. At December 31, 2001, open forward purchase and sale commitments, each aggregating approximately $91,243,000, were not reflected in the accompanying statement of financial condition.

In the normal course of business, the Company obtains securities under resale agreements on terms that permit it to pledge or resell the securities to others. At December 31, 2001, all of the securities obtained under resale agreements were pledged to others under repurchase agreements in connection with the Company's operating activities.

8. Net Capital Requirements

As a registered securities broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission. This rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6 2/3% of aggregate indebtedness, as those terms are defined by the rule, or $100,000. At December 31, 2001, the Company's net capital and required net capital was approximately $4,200,097 and $214,332, respectively, and its ratio of aggregate indebtedness to net capital was .77 to 1.

Supplemental Information

Shay Financial Services, Inc.

Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Net capital:	
Stockholder's equity	$7,000,000
Deductions and charges:	
Nonallowable assets:	
Interest-only strips receivable	484,878
Unsecured receivables from customers, brokers, and dealers	505,532
Interest receivable	549,901
Mutual fund distribution fees receivable	379,239
Accrued interest on certificates of deposit	13,180
Investments not readily marketable	188,100
	2,120,830
Securities purchased under agreements to resell deficit	386,758
	2,507,588
Net capital before haircuts on securities	4,492,412
Haircuts on securities:	
Certificates of deposit	116,109
Equity securities	164,066
Other securities	4,692
Undue concentration	7,448
	292,315
Net capital	$4,200,097

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2001, Part IIA FOCUS filing.

Shay Financial Services, Inc.

Schedule 2 – Computation of Basic Net Capital Requirement and Computation of Aggregate Indebtedness

December 31, 2001

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 214,332
Minimum dollar net capital requirement	$ 100,000
Net capital requirement	$ 214,332
Excess net capital	$3,985,765
Excess net capital at 1,000% (net capital less 10% of total aggregate indebtedness)	$3,878,598
Aggregate indebtedness:	
Payable to affiliate	$2,547,632
Payables to customers, brokers, and dealers	656,077
Interest	11,284
Total aggregate indebtedness	$3,214,993
Percentage of aggregate indebtedness to net capital	77%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2001, Part IIA FOCUS filing.

Shay Financial Services, Inc.

Schedule 3 – Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3 of the Securities and Exchange Commission

EXEMPTIVE PROVISIONS

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A.	(k)(1) – $2,500 capital category as per Rule 15c3-1	______
B.	(k)(2)(A) – "Special Account for the Exclusive Benefit of Customers" maintained	X
C.	(k)(2)(B) – All customer transactions cleared through another broker-dealer on a fully disclosed basis Name of clearing firm ______________________________	______
D.	(k)(3) – Exempted by the order of the Commission	______

Independent Auditors' Supplementary Report on Internal Control

The Director and the Stockholder
Shay Financial Services, Inc.

In planning and performing our audit of the financial statements of Shay Financial Services, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in either of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements, in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities and its operation, that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the information and use of the Director, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Chicago, Illinois
February 8, 2002